EXHIBIT 12
DELPHI CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2006	2005	2004	2003	2002
	(dollars in millions)
(Loss) income before income taxes, minority interest, and equity income	$(5,341)	$(2,442)	$(722)	$(116)	$437
Cash dividends received from non-consolidated affiliates and other	(14)	21	3	(21)	(7)
Portion of rentals deemed to be interest	53	61	63	53	51
Interest and related charges on debt	429	318	232	211	210

Earnings available for fixed charges	$(4,873)	$(2,042)	$(424)	$127	$691

Fixed charges:
Portion of rentals deemed to be interest	$53	$61	$63	$53	$51
Interest and related charges on debt	429	318	232	211	210

Total fixed charges	$482	$379	$295	$264	$261

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	2.6

Fixed charges exceeded earnings by $5,355 million, $2,421 million, $719 million and $137 million for the years ended December 31, 2006, 2005, 2004 and 2003, respectively, resulting in a ratio of less than one.